UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

December 14, 2022

Date of Report (Date of earliest event reported)

REYNALDO’S MEXICAN FOOD COMPANY, INC.

(Exact name of registrant as specified in its charter)

Nevada	000-56463	95-3930169
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7339 E. Williams Drive, Unit 26496 Scottsdale, AZ	85255
(Address of principal executive offices)	(Zip Code)

(602) 793-8058

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol (s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 1.01 ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT

On November 24, 2022, the registrant’s majority shareholder, Small Cap Compliance, LLC, entered into a Stock Purchase Agreement (the “Agreement”) with Chi Ching Hung. As per the terms of the Agreement, Small Cap Compliance, LLC sold its control block of stock, 1,000,000 shares of Convertible Series A Preferred Stock to Chi Ching Hung and the Company issued 100,000,000 shares of Restricted Common Stock for the purchase price of $240,000 (See Exhibit 10.2)

ITEM 5.01 CHANGES IN CONTROL OF REGISTRANT

On December 14, 2022, a change in control of the Company occurred by virtue of the Company's largest shareholder, Small Cap Compliance, LLC, selling 1,000,000 shares of the Convertible Series A Preferred Stock and the Company issuing 100,000,000 shares of Restricted Common Stock to Chi Ching Hung. Such shares represent 100% of the Company's total issued and outstanding shares of Convertible Series D Preferred Stock and 77% of the Company’s total issued and outstanding shares of Common Stock. As part of the sale of the shares, Ms. Keaveney, owner of Small Cap Compliance, LLC, arranged with Ms. Hung prior to resigning as the sole Officer and member of the Company's Board of Directors and to appoint new officers and directors of the Company. (see Item 5.02 below and Exhibit 10.3)

ITEM 5.02 DEPARTURE OF DIRECTORS OR PRINCIPAL OFFICERS; ELECTION OF DIRECTORS; APPOINTMENT OF PRINCIPAL OFFICERS

Effective December 14, 2022, the Company accepted the resignation of Rhonda Keaveney as the sole Officer of the Company and as the sole member of the Company’s Board of Directors. The resignation of Ms. Keaveney was not due to any disagreement with the Company on any matter relating to its operations, policies or practices. Simultaneously the following Officers and Directors were elected:

Chi Ching Hung as its Chairwoman and Director

Chi Wai Woo as its President, CEO, Treasurer, CFO and Director

Timothy Chee-Yau Lam as its Secretary

The officers and directors have extensive knowledge in the management and regulatory compliance of micro-cap public companies. In addition, all officers are currently holding and have previously held positions of officers and directors for publicly traded companies.

Mr. Lam has over 15 years of experience practicing law in Australia and Hong Kong.

Mr. Woo has extensive finance experience and has held positions of Partner-Global Capital Markets Team at National Investments Fund Ltd. and Deputy Manager-Project Financing at China Construction Holdings Ltd.

Ms. Hung has majority shareholder control as stated in the Stock Purchase Agreement.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

(a)	Not applicable.

(b)	Exhibits.
	10.2	Stock Purchase Agreement, between the Small Cap Compliance, LLC and Chi Ching Hung dated November 7, 2022.
	10.3	Resignations and appointment of officers and directors

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Eline Entertainment Group, Inc.

DATE: December 14, 2022

By: /s/Rhonda Keaveney

Name: Rhonda Keaveney

Title: CEO

3